United States securities and exchange commission logo





                             February 23, 2023

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 14,
2023
                                                            File No. 333-269286

       Dear Kai-Shing Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 14, 2023

       Cover Page

   1. Please update your cover page to reflect that the Debenture conversion has already occurred. Disclose
prominently the date on which the Debenture automatically converted and into how many
shares of your common stock it converted. Please ensure that the disclosure throughout
the registration statement is updated accordingly.
   2.                                                   Please disclose
prominently how many shares in this offering are issuable under the
                                                        Debenture and how many
shares are issuable under the ELOC Purchase Agreement.
                                                        Ensure that the
purchase price for each set of shares is also disclosed prominently.
 Kai-Shing Tao
FirstName LastNameKai-Shing  Tao
Remark Holdings, Inc.
Comapany23,
February  NameRemark
            2023       Holdings, Inc.
February
Page 2 23, 2023 Page 2
FirstName LastName
The Offering, page 17

3. You disclose that the ELOC Purchase Agreement "may be terminated" if certain conditions "have not been satisfied by December 31, 2022." You also disclose that the interest rate of the Debenture changes if it is not fully settled by February 6, 2023. Given that both dates have passed, please update your disclosure regarding these provisions.
       Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Honghui Yu